# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Satellogic Inc., CIK 0001874315
CUSIP: G7823S101
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0001828762
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 11,302,809; sole dispositive power 0; shared dispositive power 11,302,809; aggregate amount beneficially owned 11,302,809 (8.5% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 11,302,809; sole dispositive power 0; shared dispositive power 11,302,809; aggregate amount beneficially owned 11,302,809 (8.5% of the class)
- CFAC Holdings V, LLC (CIK 0001828762): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 10,488,738; sole dispositive power 0; shared dispositive power 10,488,738; aggregate amount beneficially owned 10,488,738 (7.9% of the class)
- Cantor Fitzgerald Securities: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 814,071; sole dispositive power 0; shared dispositive power 814,071; aggregate amount beneficially owned 814,071 (0.6% of the class)
- Brandon G. Lutnick (CIK 0002048880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 11,302,809; sole dispositive power 0; shared dispositive power 11,302,809; aggregate amount beneficially owned 11,302,809 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Satellogic Inc.
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Comment: This Amendment No. 5A (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on February 4, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 17, 2022 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 21, 2024 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on November 27, 2024 ("Amendment No. 3") and Amendments No. 4A and 4B to the Original Schedule 13D filed with the SEC on October 6, 2025 ("Amendment No. 4" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Prior Schedule 13D"), by Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM"), CFAC Holdings V, LLC, a Delaware limited liability company ("CFAC"), Cantor Fitzgerald & Co., a New York general partnership ("CF&Co."), Cantor Fitzgerald Securities, a New York general partnership ("CFS"), and Mr. Brandon G. Lutnick. This Amendment 5A is being filed by CFAC, CFS, Cantor, CFGM and Mr. Brandon G. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Satellogic Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment 5A have the respective meanings set forth in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This statement is filed by:

(i) CFAC, which is the holder of record of approximately 7.9% of the issued and outstanding shares of Class A Common Stock based on 132,475,998 shares of Class A Common Stock outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026;

(ii) CFS, which is the holder of record of approximately 0.6% of the issued and outstanding shares of Class A Common Stock based on 132,475,998 shares of Class A Common Stock outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026;

(iii) Cantor, the sole member of CFAC and the indirect holder of a majority of the equity interests of CFS;

(iv) CFGM, the managing general partner of Cantor; and

(v) Brandon G. Lutnick, the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.
Residence or business address: Item 2(b) is hereby amended to remove references to CF&Co.
Present principal occupation or employment: Item 2(c) is hereby amended to remove references to CF&Co.
Criminal convictions in the last five years: Item 2(f) is hereby amended to remove references to CF&Co.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

CF&Co. is no longer the beneficial owner of any Class A Common Stock of the Issuer and no longer making joint filings with the Reporting Persons. The disposition by CF&Co. of the Class A Common Stock of the Issuer disclosed hereby constituted a disposition of beneficial ownership of Class A Common Stock in an amount equal to more than one percent of such class.

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Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons is on the basis of a total of 132,475,998 shares of Class A Common Stock outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026. As of the date hereof, (i) CFAC directly owns 10,488,738 shares of Class A Common Stock (including up to 1,863,696 shares of Class A Common Stock that are subject to forfeiture based on vesting and earn-out targets as further described in Item 4 of the Prior Schedule 13D) and (ii) CFS directly owns 814,071 shares of Class A Common Stock. None of the other Reporting Persons directly own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date hereof:

(i) CFAC directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 10,488,738 shares of Class A Common Stock (including up to 1,863,696 shares of Class A Common Stock that are subject to forfeiture based on vesting and earn-out targets as further described in Item 4 of the Prior Schedule 13D), which represent approximately 7.9% of the issued and outstanding shares of Class A Common Stock based on 132,475,998 shares of Class A Common Stock outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026.

(ii) CFS directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 814,071 shares of Class A Common Stock, which represent approximately 0.6% of the issued and outstanding shares of Class A Common Stock 132,475,998 shares of Class A Common Stock outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026.

(iii) Cantor, as the sole member of CFAC and the indirect holder of a majority of the equity interests CFS, controls each of CFAC and CFS and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Class A Common Stock directly owned by CFAC and CFS, which represent approximately 8.5% of the issued and outstanding shares of Class A Common Stock based on 132,475,998 shares of Class A Common Stock based on outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026. Cantor disclaims any ownership of such shares of Class A Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Class A Common Stock directly owned by CFAC and CFS, which represent approximately 8.5% of the issued and outstanding shares of Class A Common Stock based on outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026. CFGM disclaims any ownership of such shares of Class A Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(v) Brandon G. Lutnick, the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Class A Common Stock directly owned by CFAC and CFS, which represent approximately 8.5% of the issued and outstanding shares of Class A Common Stock based on outstanding as of March 13, 2026, as reported by the Issuer in its Annual Report on Form 110-K filed by the Issuer with the SEC on March 19, 2026. Brandon G. Lutnick disclaims any ownership of such shares of Class A Common Stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: On March 25, 2026, CFAC sold 500,000 shares of Class A Common Stock in the open market at a weighted average price of $6.157.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 13: Joint Filing Agreement, dated as of March 25, 2026, by and among the Reporting Persons

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (03/26/2026)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (03/26/2026)
- CFAC Holdings V, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (03/26/2026)
- Cantor Fitzgerald Securities: /s/ Pascal Bandelier, Pascal Bandelier / Authorized Signatory (03/26/2026)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (03/26/2026)